                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                             ----------------------




                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ____)

                                  KEVCO, INC.
                                 --------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  492716 10 5
                                  ------------
                                 (CUSIP Number)


                             FREDERICK B. HEGI, JR.
                     750 NORTH ST. PAUL STREET, SUITE 1200
                              DALLAS, TEXAS 75201
                                 (214) 720-1313
                  --------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)



                                 JULY 26, 1999
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]




                         (Continued on following pages)


                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D
CUSIP No. 492716 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MR. FREDERICK B. HEGI, JR.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,790,909(1)(2)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,790,909(1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,790,909(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

(1) Includes an aggregate of 3,090,909 shares of Common Stock issuable upon exchange of the Company's Tranche A Senior Subordinated Exchangeable Note.

(2) Solely in his capacity as the sole manager of The Kevco Partners Investment Trust. The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership in respect of any shares other any the shares owned of record by such reporting person. See Item 5.


                             (Page 2 of 11 Pages)

                                  SCHEDULE 13D
CUSIP No. 492716 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE KEVCO PARTNERS INVESTMENT TRUST
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,790,909(1)(2)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,790,909(1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,790,909(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - BUSINESS TRUST
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

(1) Includes an aggregate of 3,090,909 shares of Common Stock issuable upon exchange of the Company's Tranche A Senior Subordinated Exchangeable Note.

(2) The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership in respect of any shares other than the shares owned of record by such reporting person. See Item 5.


                             (Page 3 of 11 Pages)

ITEM 1.           SECURITY AND ISSUER

                  The title of the class of equity securities of Kevco, Inc., a Texas corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's voting common stock, par value $0.01 per share (the "Voting Common Stock"). The address of the principal executive office of the Company is located at 1300 South University Drive, Suite 200, Fort Worth, Texas 76107.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) Names of Persons Filing this Statement. The names of the persons filing this Statement (the "Filing Persons") are: (i) Mr. Frederick B. Hegi, Jr. ("Mr. Hegi"); and (ii) The Kevco Partners Investment Trust, a Delaware business trust (the "Trust").

                  (b) Residence or Business Address. The address of the principal business office of (i) Mr. Hegi is located at 750 North St. Paul Street, Suite 1200, Dallas, Texas 75201, and (ii) the Trust is located at First Union Trust Company, National Association, One Rodney Square, Suite 102, 920 King Street, Wilmington, Delaware 19801,
         Attention: Edward L. Truitt, Jr.

                  (c) Present Principal Occupation. Mr. Hegi is Chairman of the Board, President, and Chief Executive Officer of the Company. In addition, Mr. Hegi is (i) a principal of Wingate Management Limited, L.L.C., which serves as the general partner of Wingate Management Company II, L.P., which in turn serves as the general partner of Wingate Partners II, L.P., a Delaware limited partnership ("Wingate II"), and (ii) a general partner of Wingate Affiliates II, L.P., a Delaware limited partnership ("WAII"). Mr. Hegi also serves as the sole manager of the Trust. The principal business of the Trust is to receive, hold, liquidate, dispose of, sell, and exercise voting and other rights in respect of certain securities of the Company.

                  (d) Convictions in Criminal Proceedings During the Last Five Years. None of the Filing Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Proceedings Involving Federal or State Securities Laws. None of the Filing Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

                  (f) Citizenship. Mr. Hegi is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As more fully described in Item 6 below, on July 26, 1999 the Trust acquired (i) 2,700,000 shares of Voting Common Stock; (ii) warrants ("Nonvoting Warrants") to purchase 675,000 shares, 772,727 shares, and 295,455 shares, respectively (collectively, the "Nonvoting Warrant Shares"), of a new class of nonvoting common stock, par value $0.01 per share ("Nonvoting Stock"), of the Company; (iii) a Tranche A Senior Subordinated Exchangeable Note in the principal amount of $17 million (the "Tranche A Note"); and (iv) a Tranche B Senior Subordinated Exchangeable Note in the principal amount of $6.5 million (the "Tranche B Note" and together with the Tranche A Note, the "Notes"). The aggregate purchase price of the Voting Common Stock, the Nonvoting Warrants, and the Notes was $37 million. The unitholders of the Trust contributed the Voting Common Stock, the


                              (Page 4 of 11 Pages)

Nonvoting Warrants, and the Notes to the Trust immediately following their acquisition by the unitholders of the Trust.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Trust acquired the Voting Common Stock, the Nonvoting Warrants, and the Notes in order to obtain a significant interest in the Company for investment purposes. The Trust intends to continuously review its position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, without limitation, general economic and business conditions and stock market conditions, the Trust may retain or dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

                  The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if such matters were fully set forth herein.

                  In connection with the consummation of the transactions contemplated by the Purchase Agreement (as defined in Item 6 below), (i) Jerry
E. Kimmel resigned as the President, Chief Executive Officer, and Chairman of the Board of the Company and assumed the newly-created position of Vice Chairman of the Board, (ii) Mr. Hegi was elected a director, President, Chief Executive Officer, and Chairman of the Board of the Company, (iii) Gregory Kimmel and Richard Tucker resigned as directors of the Company, (iv) James A. Johnson was elected as a director of the Company, and (v) Wingate II intends to nominate three Independent Directors (as defined in Item 6 below) to the Board of Directors of the Company (the "Board of Directors").

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) In his capacity as the sole manager of the Trust, Mr. Hegi may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), be deemed to be the beneficial owner of 5,790,909 shares of Voting Common Stock, which constitute approximately 45.8% of the 12,647,346 shares of Voting Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. The Trust may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,790,909 shares of Voting Common Stock, which constitute approximately 45.8% of the 12,647,346 shares of Voting Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                  (b) Of the 5,790,909 shares of Voting Common Stock of which each of the Filing Persons may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner, each of the Filing Persons has sole voting and dispositive power in respect of none of such shares, and shared voting and dispositive power in respect of all of such shares. All 5,790,909 shares are held of record and beneficially by the Trust. Mr. Hegi is the sole manager of the Trust and, therefore, may be deemed to be the beneficial owner of the 5,790,909 shares of Voting Common Stock owned of record and beneficially by the Trust. Each of the Filing Persons expressly disclaims the existence of any group. Mr. Hegi expressly disclaims beneficial ownership in respect to any shares of Voting Common Stock covered by this Statement not owned of record by him.

                  (c) Except as set forth herein or in the Exhibits filed herewith, none of the Filing Persons has effected any transaction in shares of Voting Common Stock in the past 60 days.

                  (d) The right to receive or direct or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Voting Common Stock that are owned of record and beneficially by the Trust described in paragraphs (a) and (b) of this Item 5 is governed by the Business Trust Agreement of the Trust, and such dividends or proceeds may be distributed in


                              (Page 5 of 11 Pages)
         respect of the ownership interests of various persons in the Trust as set forth on Schedule I to the Business Trust Agreement (a copy of which is filed herewith as Exhibit 99.3 and is incorporated herein by reference).

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Pursuant to the Securities Purchase Agreement dated as of July 14, 1999 (the "Purchase Agreement"), the Company agreed to issue and sell to Wingate II, and Wingate II agreed to purchase from the Company (i) 2,700,000 newly-issued shares of Voting Common Stock for a purchase price of $5.00 per share; (ii) the Nonvoting Warrants; and (iii) the Notes. The aggregate purchase price for the Voting Common Stock, the Nonvoting Warrants, and the Notes was $37 million. The description of the Purchase Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed herewith as
Exhibit 99.1 and is incorporated herein by reference.

                  Pursuant to Section 6.5 of the Purchase Agreement, the Company has agreed to file with the Securities and Exchange Commission (the "Commission") a proxy statement and all other proxy materials and commence such other actions necessary in accordance with applicable law and its charter and bylaws to convene a meeting of its shareholders to consider and vote upon the approval of an amendment to the Company's charter (the "Amendment") to provide, among other things, for the Nonvoting Stock and a class of blank check preferred stock, par value $0.01 per share, and two series of preferred stock, one designated as Series A 10 3/8% Convertible Pay-in-Kind Voting Preferred Stock ("Voting Preferred Stock"), and one designated as Series B 10 3/8% Convertible Pay-in-Kind Non-Voting Preferred Stock ("Non-Voting Preferred Stock" and together with the Voting Preferred Stock, the "Preferred Stock").

                  Pursuant to Section 6.8(a) of the Purchase Agreement, Wingate II designated Mr. Hegi and James A. Johnson to the Board of Directors. Pursuant to Section 7.5 of the Purchase Agreement, Wingate II shall, for a period of five years after the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), use its reasonable efforts to ensure that at least two individuals not affiliated with Wingate II or its assignees are nominated and elected to the Board of Directors ("Independent Directors"). Pursuant to
Section 6.8(b), if at any time after the Closing, an Independent Director is appointed to the Board of Directors, Wingate II shall be entitled to designate one additional director to the Board of Directors.

                  The Nonvoting Warrants are exercisable for 675,000 shares, 772,727 shares, and 295,455 shares of Nonvoting Stock, respectively, subject to adjustment to protect against dilution. Each Nonvoting Warrant is for a term of five years and has an initial exercise price of $5.50 per share (subject to adjustment as provided therein). The description of the Nonvoting Warrants set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Nonvoting Warrants, a copy of each of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

                  The Tranche A Note is exchangeable at the holder's option for
(i) 3,090,909 shares of Voting Preferred Stock, or (ii) directly into 3,090,909 shares of Voting Common Stock, in each case at an initial exchange ratio of $5.50 per share, subject to adjustment to protect against dilution. The description of the Tranche A Note set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Tranche A Note, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.


                              (Page 6 of 11 Pages)

                  The Tranche B Note is exchangeable at the holder's option for
(i) 1,181,818 shares of Nonvoting Preferred Stock, or (ii) directly into 1,181,818 shares of Nonvoting Stock, in each case at an initial exchange ratio of $5.50 per share, subject to adjustment to protect against dilution. The description of the Tranche B Note set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Tranche B Note, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

                  Shares of Voting Preferred Stock, when and if issued in exchange for the Tranche A Note, will be entitled to vote together with the Voting Common Stock on an as converted basis. The Voting Preferred Stock will be convertible on a share-for-share basis into Voting Common Stock. Shares of the Nonvoting Preferred Stock will have no voting rights. The Nonvoting Preferred Stock will be convertible into an equal number of shares of Nonvoting Stock.

                  Interest on the Notes may be paid in cash or, at the Company's option, continue to accrue unpaid in which case a holder of the Notes may elect to have all accrued interest paid in shares of Nonvoting Preferred Stock. Dividends on the Preferred Stock may, at the Company's option, be paid either in cash or in additional shares of Nonvoting Preferred Stock. The Notes and any Preferred Stock that may be issued in exchange for the Notes will be callable by the Company beginning three years from the Closing.

                  Section 6.2 of each of the Tranche A Note and the Tranche B Note provides that: if at any time when Wingate II, the Assignees (as defined below), and their affiliates beneficially own at least 50% of the principal amount of such Note, (i) the Company fails to exchange such Note, (y) the Company fails to purchase such Note upon a Change of Control (as defined in the Notes), or (z) an Event of Default (as defined in the Notes) has occurred and is continuing (each, a "Voting Rights Triggering Event") under such Note, then the holders of such Note shall have the exclusive right to appoint two directors of the Board of Directors. Such right to elect two directors shall continue until such time as the failure, breach, or default giving rise to such Voting Rights Triggering Event is remedied or waived by the holder of such Note. In the event the holders of the Tranche A Note and the Tranche B Note shall have the concurrent right to elect members of the Board of Directors as a result of a Voting Rights Triggering Event under each respective Note, the number of directors that the holder of each Note is entitled to elect to the Board of Directors shall be reduced to one during, but only during, any period such concurrent right exists and, upon termination of any such right under either Note, the number of directors that the holders of the other Note shall be entitled to elect shall be returned to two. The right of the holders of the Notes to elect directors pursuant to the terms of such Notes shall be in addition to, and not in substitution for or diminution of, the rights of Wingate II, the Assignees, or their affiliates to appoint members of the Board of Directors under the terms of the Purchase Agreement.

                  The Amendment provides that: if so long as Wingate II, the Assignees, or their affiliates own at least 50% of the aggregate number of shares of Preferred Stock outstanding, in the event (i) the Company fails to convert all of the then outstanding shares of Preferred Stock, (ii) the Company fails to purchase shares of Preferred Stock upon a Change of Control (as defined in the Amendment), or (iii) the Company violates the covenants set forth in paragraph II.I of the Amendment in any material manner (each, a "Voting Rights Triggering Event"), then the holders of Preferred Stock shall have the right, voting as a single class, to elect two directors of the Board of Directors. Such right to elect two directors shall continue until such time as the failure, breach, or default giving rise to such Voting Rights Triggering Event is remedied or waived by the holders of the Preferred Stock. The number of directors elected by the holders of Preferred Stock shall be reduced by the number of directors, if any, elected to the Board of Directors by the holders or their affiliates under the terms of the Notes.

                  The Voting Common Stock, the Nonvoting Warrants, the Nonvoting Warrant Shares, the Tranche A Note, the Tranche B Note, the Voting Preferred Stock, and the Nonvoting Preferred Stock are collectively referred to as the "Securities".


                              (Page 7 of 11 Pages)

                  As permitted by Section 13.8 of the Purchase Agreement, Wingate II entered into an Assignment Agreement dated as of July 25, 1999 ("Assignment Agreement"), with WIIA, Armbuck & Co., a Missouri general partnership ("Armbuck"), HC Crown Corp., a Delaware corporation ("HC Crown"), Limit & Co., a Missouri general partnership ("Limit"), Wallace R. & Alexandra Hawley Revocable Trust dated 7/3/92 ("Hawley"), Callier Investment Company, a Texas general partnership ("Callier"), Jason H. Reed ("Reed" and, together with WAII, Armbuck, HC Crown, Limit, Hawley, and Callier, the "Assignees"), whereby Wingate II assigned its right to purchase a portion of the Voting Common Stock, the Nonvoting Warrants, and the Notes to each of the Assignees as more fully described on Schedule I thereto. The description of the Assignment Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Assignment Agreement, a copy of which is filed herewith as Exhibit 99.2, and is incorporated herein by reference.

                  On June 28, 1999, in contemplation of the execution and delivery of the Purchase Agreement and the Assignment Agreement, Wingate II and the Assignees, each as a grantor and unitholder (as applicable, the "Grantors" or "Unitholders"), entered into a Business Trust Agreement ("Trust Agreement") with First Union Trust Company, National Association, a national banking association, as trustee ("Trustee"), and Mr. Hegi, as manager, pursuant to which, among other things, the Grantors agreed to convey all of their right, title, and interest in and to the Voting Common Stock, the Nonvoting Warrants, and the Notes to the Trust in exchange for units of the Trust. As manager of the Trust, Mr. Hegi has the power and authority to, among other things, vote on any matter that may be voted upon by the holders of the Securities, exercise any rights in respect of the Securities, including the right to sell, transfer, assign, or otherwise dispose of all or any portion of the Securities. The description of the Trust Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Trust Agreement, a copy of which is filed herewith as Exhibit 99.3, and is incorporated herein by reference.

                  On July 26, 1999, the closing of the purchase and sale of the Voting Common Stock, the Nonvoting Warrants, and the Notes was consummated. Immediately thereafter, the Grantors entered into an assignment agreement (the "Trust Assignment") with the Trust pursuant to which the Grantors assigned to the Trust, and the Trust acquired from the Grantors, all of the Grantors' rights, title, and interest in and to the Securities. The description of the Trust Assignment set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Trust Assignment, a copy of which is filed herewith as Exhibit 99.4, and is incorporated herein by reference.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                99.1 Securities Purchase Agreement dated as of July 14, 1999, by and between the Company and Wingate II.

                99.2 Assignment Agreement dated as of July 25, 1999, by and between Wingate II, as Assignor, and WAII, Armbuck, Crown, Limit, Hawley, Callier, and Reed, each as Assignees.

                99.3 Business Trust Agreement dated as of June 28, 1999, by and among Wingate II, WAII, Armbuck, Crown, Limit, Hawley, Callier, and Reed, each as Grantors and Unitholders, Mr. Hegi, as Manager, and the Trustee.

                99.4 Assignment Agreement dated as of July 26, 1999, by and among Wingate II, WIIA, Armbuck, Crown, Limit, Hawley, Callier, and Reed, each as Assignors, and the Trust, as Assignee.


                              (Page 8 of 11 Pages)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


      July 30, 1999                     By:   /s/ FREDERICK B. HEGI, JR.
----------------------------                 ---------------------------------
            Date                              Name:  Frederick B. Hegi, Jr.



                              (Page 9 of 11 Pages)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


      July 30, 1999                     The Kevco Partners Investment Trust
----------------------------
            Date

                                        By:   /s/ FREDERICK B. HEGI, JR.
                                            ---------------------------------
                                            Name:     Frederick B. Hegi, Jr.
                                            Title:    Manager


                             (Page 10 of 11 Pages)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
99.1       Securities Purchase Agreement dated as of July 14, 1999, by and between the Company and Wingate II.

99.2 Assignment Agreement dated as of July 25, 1999, by and between Wingate II, as Assignor, and WAII, Armbuck, Crown, Limit, Hawley,
           Callier, and Reed, each as Assignees.

99.3       Business Trust Agreement dated as of June 28, 1999, by and among
           Wingate II, WAII, Armbuck, Crown, Limit, Hawley, Callier, and Reed, each as Grantors and Unitholders, Mr. Hegi, as Manager, and the Trustee.

99.4       Assignment Agreement dated as of July 26, 1999, by and among Wingate
           II, WIIA, Armbuck, Crown, Limit, Hawley, Callier, and Reed, each as
           Assignors, and the Trust, as Assignee.


                             (Page 11 of 11 Pages)